UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

GRINDROD SHIPPING HOLDINGS LTD.

(Name of the Issuer)

GRINDROD SHIPPING HOLDINGS LTD.

TAYLOR MARITIME INVESTMENTS LIMITED

GOOD FALKIRK (MI) LIMITED

(Names of Persons Filing Statement)

Ordinary shares, no par value

(Title of Classes of Securities)

Y28895103

(CUSIP Number of Class of Securities)

Grindrod Shipping Holdings Ltd. 1 Temasek Avenue #10-02 Millenia Tower Singapore 039192 65 6323 0048 Attn: Edward Buttery	Taylor Maritime Investments Limited Good Falkirk (MI) Limited 1 Royal Plaza Royal Avenue, St Peter Port Guernsey GY1 2HL 44 20 3838 0530 Attn: Edward Buttery

(Name, Address and Telephone Numbers of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Philip Richter

Roy Tannenbaum

Joshua Wechsler

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E-3”) filed on May 14, 2024 with the Securities and Exchange Commission (“SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, jointly by (1) Grindrod Shipping Holdings Ltd., a public company incorporated under the laws of the Republic of Singapore (“Grindrod” or the “Company”), (2) Taylor Maritime Investments Limited, a Guernsey company limited by shares (“TMI”), and (3) Good Falkirk (MI) Limited, a Republic of the Marshall Islands company (“GF”) and wholly owned subsidiary of TMI, relating to the proposal to cancel all of the issued and ordinary shares, no par value (the “Shares”), in the capital of the Company held by holders of Shares (the “Shareholders”) other than GF (the “Participating Shareholders”), comprising 3,479,225 Shares (the “Participating Shares”), resulting in a reduction of the issued share capital of the Company (the “Selective Capital Reduction”). The Board of Directors of the Company has convened an extraordinary general meeting at which the Participating Shareholders will be asked to consider and vote on the special resolution relating to the Selective Capital Reduction.

On the effective date of the Selective Capital Reduction, (1) the Company will cancel $49,578,956, the amount constituting part of the total paid-up share capital of the Company held by the Participating Shareholders, and 3,479,225 Participating Shares, constituting the part of the total issued share capital of the Company that is held by the Participating Shareholders, and (2) the Participating Shareholders will be entitled to receive a distribution of $14.25 in cash for each Participating Share.

The information contained in the Circular to Shareholders, dated as of May 14, 2024 (the “Circular”), filed with the Schedule 13E-3 as Exhibit (a)(5)(i) on May 14, 2024, is incorporated by reference herein and, except as described below, the responses to each item in this Amendment No. 1 are qualified in their entirety by the information contained in the Circular. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Circular of the information required to be included in response to the respective Items of this Amendment No. 1.

This Amendment No. 1 is being filed to amend and supplement the Circular. The information contained in this Amendment No. 1 is incorporated by reference into the Circular. All page references in this Amendment No. 1 are to pages in the Circular.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment No. 1 to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Amendment No. 1 and the Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Items 1 through 15.

The Circular and Items 1 through 15 of the 13E-3, to the extent such Items 1 through 15 incorporate by reference the information contained in the Circular, are hereby amended and supplemented by adding the following disclosures thereto:

1.	The list of definitions under “Definitions” on page ix is hereby amended and supplemented by adding the underlined bold text between the defined terms “TMI Financial Statements” and “US” or “United States”, as follows:

““Unaffiliated Shareholders”	:	The Company’s unaffiliated security holders as defined under Rule 13e-3 of the Exchange Act”

2.	Each of the references to “Participating Shareholders” in the following paragraphs of the Circular is amended to be a reference to “Unaffiliated Shareholders” (other than the references to “Participating Shareholders” with respect to the recommendation of the Board (other than the Recused Directors) to the Participating Shareholders and to the advice of the IFA to the Board (other than the Recused Directors)): the answer to the fourth question under “Part I—Summary Term Sheet” on page ST-2; the third full paragraph under the section “Part III—Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Selective Capital Reduction” on page SP-3; the first and second full paragraphs under the section “Part III—Special Factors—Fairness of the Selective Capital Reduction—Position of the Non-Participating Shareholders as to Fairness” on page SP-5; the first and second full paragraph under the section “Part III—Special Factors—Fairness of the Selective Capital Reduction—Position of the Company as to Fairness; Recommendation of the Board (other than the Recused Directors)” on page SP-5; the first and second full paragraphs under the section “Part III—Special Factors—Fairness of the Selective Capital Reduction—Factors Considered in Determining Fairness” on page SP-5; the first, third, fourth, sixth and ninth full paragraphs under the section “Part III—Special Factors—Fairness of the Selective Capital Reduction—Factors Considered in Determining Fairness” on page SP-6; the ninth, tenth, fourteenth and fifteenth full paragraphs under the section “Part III—Special Factors—Fairness of the Selective Capital Reduction—Factors Considered in Determining Fairness” on page SP-7; and the first and second full paragraphs under the section “Letter to Shareholders—Position of the Company as to Fairness; Recommendation of the Board (other than the Recused Directors)” on page 7.

3.	The disclosure under the section “Part III—Special Factors—Fairness of the Selective Capital Reduction—Factors Considered in Determining Fairness” on page SP-6 is hereby amended and supplemented by adding the following paragraph in underlined bold text after the eighth full paragraph, as follows:

“The Board (other than the Recused Directors) considered the purchase price GF previously paid for the Shares (as described below in “Appendix C—Dealing in Company Securities—During the Previous Two Years”) in reaching its determination and making its recommendation. However, in the view of the Board (other than the Recused Directors), the historical purchase price of the Shares is not a reliable indication of the current value of the Shares because of, among other things, the passage of time and the resulting differences in (a) the financial condition and prospects of the Company, (b) global economic conditions and uncertainties and geopolitical tensions, (c) the liquidity and market of Shares and (d) the state of the drybulk industry.”

4.	The tenth full paragraph under the section “Part III—Special Factors—Fairness of the Selective Capital Reduction—Factors Considered in Determining Fairness” on page SP-6 is hereby amended and supplemented by adding the underlined bold text and deleting the stricken-through underlined bold text, as follows:

“(a)	The Selective Capital Reduction must, among other things, be approved by the Participating Shareholders holding at least 75% of the votes attached to the Shares held by the Participating Shareholders that are voted either in person or by proxy at the EGM, which Shares voted will consist entirely of Shares held by the Unaffiliated Shareholders, thereby presenting an opportunity for the ~~Participating~~ Unaffiliated Shareholders to express their views on and approve or reject the Selective Capital Reduction.”

5.	The eleventh full paragraph under the section “Part III—Special Factors—Fairness of the Selective Capital Reduction—Factors Considered in Determining Fairness” on page SP-6 is hereby amended and supplemented by adding the underlined bold text and deleting the stricken-through underlined bold text, as follows:

“(b)	The Non-Participating Shareholders and parties ~~to be~~ Acting in Concert with them will abstain from voting on the special resolution relating to the Selective Capital Reduction. Thus, the Selective Capital Reduction requires the approval of 75% of the votes attached to Shares held by the Unaffiliated Shareholders that are voted either in person or by proxy at the EGM.”

6.	The seventh full paragraph under the section “Part III—Special Factors—Fairness of the Selective Capital Reduction—Factors Considered in Determining Fairness” on page SP-7 is hereby amended and supplemented by adding the underlined bold text and deleting the stricken-through underlined bold text, as follows:

“In light of the procedural safeguards to the ~~Participating~~Unaffiliated Shareholders described above, the Board (other than the Recused Directors) did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the ~~Participating~~Unaffiliated Shareholders for purposes of negotiating the terms of the Selective Capital Reduction or preparing a report concerning the fairness of the Selective Capital Reduction. The fairness determinations of the Board (other than the Recused Directors) and the Non-Participating Shareholders to the Unaffiliated Shareholders were not impacted by the absence of an unaffiliated representative acting solely on behalf of the Unaffiliated Shareholders.”

7.	The disclosure under the section “Appendix E—Additional Information on the Company—Financial Information” on page E-7 is hereby amended and supplemented by adding the following paragraph in underlined bold text after the fourth full paragraph, as follows:

“7.5 Book Value per Share

As at 31 December 2023, the book value per Share was approximately $12.50. Book value per Share is computed by dividing total equity of the Company at 31 December 2023 by the total Shares outstanding as of such date.”

8.	The first full paragraph under the section “Appendix E—General—Consent of the Valuer” on page E-11 is hereby amended and supplemented by adding the underlined bold text, as follows:

“Each of Braemar and Hartland has given and has not withdrawn its respective written consent to the issue of this Circular with the inclusion of its Valuation Certificate (annexed in Appendix G hereto) and the references to its name in the form and context in which it appears in this Circular.  The Company and the Non-Participating Shareholders are not aware of any authority under Singapore law that expressly addresses whether the statements in the Valuation Certificates limiting any person from relying on the contents therein or quoting or referring to the Valuation Certificates would preclude any Shareholder from relying on the contents therein or quoting or referring to those Valuation Certificates. Moreover, notwithstanding anything to the contrary in the Valuation Certificates, to the extent a Shareholder brings a claim relying on any Valuation Certificate or the contents therein, (a) such claim will be resolved by a court, (b) the resolution of such claim by the court will have no effect on the rights and responsibilities of the Board under Singapore law and (c) the availability of any non-reliance defence has no effect on the rights and responsibilities of either the respective Valuer or the Board under the US federal securities laws.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 28, 2024

GRINDROD SHIPPING HOLDINGS LTD.

By:	/s/ Kurt Klemme
Name:	Dr. Kurt Klemme
Title:	Chairman

TAYLOR MARITIME INVESTMENTS LIMITED

By:	/s/ Sandra Platts
Name:	Sandra Platts
Title:	Director

GOOD FALKIRK (MI) LIMITED

By:	/s/ Sandra Platts
Name:	Sandra Platts
Title:	Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited